UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 SCHEDULE 13G

 Under the Securities Exchange Act of 1934
(Amendment No.     )*

BAR HARBOR BANKSHARES
(Name of Issuer)

Common Stock, $2.00 par value per share
(Title of Class of Securities)

 066849100
(CUSIP Number)

September 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___    Rule 13d-1(b)

   X     Rule 13d-1(c)

____ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 066849100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sylvia Y. Cough
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ___
(b) X
3.	SEC Use Only

4.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

34,640 shares of common stock
6. Shared Voting Power

122,930 shares of common stock
7. Sole Dispositive Power

34,640 shares of common stock
8. Shared Dispositive Power

122,930 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

157,570 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	____

11.	Percent of Class Represented by Amount in Row (9)

5.18%
12.	Type of Reporting Person (See Instructions)

IN

Item 1
(a).
Name of Issuer

Bar Harbor Bankshares (the "Issuer")

Item 1
(b).
Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is:

82 Main Street, Bar harbor, ME 04609

Item 2
(a).
Name of Person Filing

Sylvia Y. Cough

Item 2
(b).
5 Norman Road Bar Harbor, ME 04609

Item 2
(c).
Citizenship

United States of America

Item 2
(d).
Title of Class of Securities

Common stock, $2.00 par value per share (the "Common Stock").

Item 2
(e).
CUSIP Number

The CUSIP number of the Common Stock is 066849100.

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	____	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	____	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	____	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	____	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	____	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	____	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	____	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	____	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	____	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	____	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

157,570shares of Common Stock

(b) Percent of class:

5.18%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

34,640 Common Shares

(ii) Shared power to vote or to direct the vote

122,930 Common Shares.

(iii) Sole power to dispose or to direct the disposition of

34.640 Common Shares

(iv) Shared power to dispose or to direct the disposition of

122,930 Common Shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ____.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007

__________________________________

By: /s/Sylvia Y. Cough